As filed with the Securities and Exchange Commission on May 10, 2006	Registration No.333

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933, AS AMENDED, FOR DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

KEPPEL CORPORATION LIMITED
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer's name into English)

Republic of Singapore
(Jurisdiction of incorporation or organization of issuer)

CITIBANK, N.A.
(Exact name of depositary as specified in its charter)

388 Greenwich Street
New York, New York 10013
(212) 816-6763
(Address, including zip code, and telephone number, including area code, of Depositary’s principal executive offices)

Michael Holcomb
President/Director
Keppel Marine Agencies, Inc. (Texas Office)
5177 Richmond Avenue, Suite 1065
Houston, TX 77056, USA
Telephone No. 1-713-840 1188
Facsimile No. 1-713-840-1960

(Name, address, including zip code, and telephone number, including area code of agent for service)

________________________________
Copies to :
Patricia Brigantic, Esq.
Citibank, N.A.
388 Greenwich Street, 19th Floor
New York, New York 10013
__________________________________________________

It is proposed that this filing become effective under Rule 466:

☑ immediately upon filing.
☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box ☐.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Offering Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares, each representing 2 Ordinary Shares, no par value of Keppel Corporation Limited	40,000,000	$5.00	$2,000,000.00	$214.00
*	Each unit represents 100 American Depositary Shares.
**	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of such receipts evidencing such American Depositary Shares

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

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PART I

INFORMATION REQUIRED IN PROSPECTUS

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption			Location in Form of American Receipt ("Receipt") Filed Herewith as Prospectus

1.	Name of depositary and address of its principal executive office		Face of Receipt

2.	Title of American Depositary Receipts and identity of deposited securities		Face of Receipt - upper right corner, introductory paragraph

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share	Face of Receipt - upper right corner, introductory paragraph

	(ii)	The procedure for voting, if any, the deposited securities	Face of Receipt – paragraphs 2 and 3

	(iii)	The collection and distribution of dividends	Face of Receipt – paragraphs 1 and 4

	(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt – paragraphs 2 and 3

	(v)	The sale or exercise of rights	Face of Receipt – paragraph 1

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt – paragraphs 3 and 4

	(vii)	Amendment, extension or termination or the deposit agreement	Reverse of Receipt – paragraphs 9 and 10 (no provision for extension)

	(viii)	Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Face of Receipt – paragraph 5

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – paragraphs 2, 3, 4, 5, 6 and 7

	(x)	Limitation upon the liability of the depositary	Face of Receipt – paragraph 7

3.	Fees and charges which may be imposed directly or indirectly against holders of Receipts		Face of Receipt – paragraph 6

Item 2. AVAILABLE INFORMATION			Face of Receipt - paragraph 10

Keppel Corporation Limited furnishes the Commission with certain public reports and documents required by the laws of Singapore or otherwise under Rule 12g3-2(b) under the Securities Exchange Act of 1934. The documents described therein can be inspected by holders of ADRs and copied at public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington, D.C. 20549, and at the principal executive office of the depositary.

PROSPECTUS

THE PROSPECTUS CONSISTS OF THE FORM OF AMERICAN DEPOSITARY RECEIPT, ATTACHED AS EXHIBIT A TO THE DEPOSIT AGREEMENT FILED AS EXHIBIT (A) TO THIS REGISTRATION STATEMENT AND INCORPORATED HEREIN BY REFERENCE.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

          (a) Deposit Agreement, dated as of May 31, 1989, among, Keppel Corporation Limited (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders from time to time of American Depositary Receipts issued thereunder (including the form of American Depositary Receipt (“ADR”) to be issued thereunder). Filed herewith as Exhibit (a).

          (b) Any other agreement, to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereby or the custody of the deposited securities represented thereby. – None

          (c) Every material contract relating to the deposited securities between the Depositary and the Company in effect within the last three years. – None

          (d) Opinion of counsel for the Depositary, as to the legality of the securities to be registered. Filed herewith as Exhibit (d).

          (e) Rule 466 Certification. – Filed herewith as Exhibit (e).

          (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company Set forth on signature pages herein.

Item 4. UNDERTAKINGS

          a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

          b) If the amount of fees charged is not disclosed in the prospectus, the Depositary hereby undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty (30) days before any change in the fee schedule.

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SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement, dated as of May 31, 1989, among Keppel Corporation Limited, Citibank, N.A., as depositary, and all Holders from time to time of American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 9th day of May, 2006.

Legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares representing 2 Ordinary Shares, no par value of Keppel Corporation Limited.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ St Yang

Name:	St Yang
Title:	Vice President

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, Keppel Corporation Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the Republic of Singapore, on the 9th day of May, 2006.

KEPPEL CORPORATION LIMITED

By:	/s/ Teo Soon Hoe

Name: Teo Soon Hoe
Title: Group Finance Director

By:	/s/ Caroline Chang

Name: Caroline Chang
Title: General Manager (Group Legal)

POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below (“Authorised Signatories”) constitutes and appoints any one of the Authorised Signatories or failing them, Ms. Caroline Chang Cheng Mei, Company Secretary and General Manager (Group Legal) to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all capacities, to sign any or all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney(s)-in-fact and agent(s) full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorney(s)-in-fact and agent(s), or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on May 9, 2006.

Name	Title

/s/ Lim Chee Onn	Executive Chairman (Principal Executive Officer)

Lim Chee Onn

/s/ Lim Hock San	Director

Lim Hock San

/s/ Sven Bang Ullring	Director

Sven Bang Ullring

/s/ Tony Chew Leong-Chee	Director

Tony Chew Leong-Chee

/s/ Tsao Yuan Mrs Lee Soo Ann	Director

Tsao Yuan Mrs Lee Soo Ann

/s/ Leung Chun Ying	Director

Leung Chun Ying

/s/ Oon Kum Loon (Mrs)	Director

Oon Kum Loon (Mrs)

/s/ Tow Heng Tan	Director

Tow Heng Tan

/s/ Yeo Wee Kiong	Director

Yeo Wee Kiong

/s/ Choo Chiau Beng	Senior Executive Director

Choo Chiau Beng

/s/ Teo Soon Hoe	Senior Executive Director and Group Finance Director (Principal Financial Officer)

Teo Soon Hoe

/s/ Paul Tan Poh Lee	Group Controller

Paul Tan Poh Lee

Authorized Representative in the United States

/s/ Michael Holcomb

Name: Michael Holcomb

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)	Deposit Agreement, dated as of May 31, 1989

(d)	Opinion of counsel to the Depositary

(e)	Certification under Rule 466